SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

	By:	/s/ Shaolan WANG
	Name:	Shaolan WANG
	Title:	Chief Financial Officer

Date: March 26, 2008

Exhibit 99.1

The Special Committee of the Board of Directors of Tongjitang Appoints Morgan Stanley Asia Limited as its Financial Advisor

26 Mar 08 9:00

SHENZHEN, China — (BUSINESS WIRE) — March 26, 2008—

The special committee of the Board of Directors of Tongjitang Chinese Medicines Company (“Tongjitang” or “the Company”; NYSE: TCM), comprising the Company’s two independent directors, Dr. Harry K. Genant and Mr. David Ray White (the “Special Committee”), announced today that Morgan Stanley Asia Limited (“Morgan Stanley”) has been appointed as its financial advisor.

Morgan Stanley will assist the Special Committee in its evaluation of the proposal by Mr. Xiaochun Wang and Mr. Yongcun Chen to acquire all of the outstanding ordinary shares of the Company (including ordinary shares outstanding in the form of American Depositary Shares) not owned by Mr. Xiaochun Wang, Mr. Yongcun Chen or their affiliates in a scheme of arrangement transaction under Cayman Islands law that would result in the Company becoming a privately-held company.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. In addition to Xianling Gubao, the company manufactures and markets 10 other modernized traditional Chinese medicine products and 37 western medicines. Visit www.tongjitang.com for more information.

CONTACT:	Integrated Corporate Relations, Inc.
In the U.S.
Ashley Ammon MacFarlane and Christine Duan, 203-682-8200
or
In Asia
Xuyang Zhang, 86 10 8523 3087

SOURCE: Tongjitang Chinese Medicines Company

Copyright Business Wire 2008

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